Form 6-K

US SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: September 2005

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

Date: September 6, 2005	/s/ W. A. (Alf) Peneycad
Name:	W. A. (Alf) Peneycad
Title:	Vice-President, General Counsel and Chief Compliance Officer

Exhibit Index

Exhibit

Description of Exhibit

1

News Release - Fort Hills Oil Sands Project Acquires Mining Partner

Exhibit 1

For immediate release

September 6, 2005

Fort Hills Oil Sands Project Acquires Mining Partner

Teck Cominco a World Leader in Mining Expertise and Experience

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, AB – Petro-Canada today announced that it has entered into an agreement with Teck Cominco that will see the Vancouver-based mining company acquire a working interest in the Fort Hills oil sands project. Under the terms of the agreement with Petro-Canada and partner UTS Energy Corporation (UTS), Teck Cominco will assume a 15 per cent interest in Fort Hills. Petro-Canada will remain project operator with a 55 per cent interest, with UTS holding a 30 per cent stake.

“Teck Cominco brings a wealth of mining expertise and experience to the Fort Hills partnership,” said Brant Sangster, Petro-Canada’s Senior Vice-President, Oil Sands. “We look forward to working with them as we bring this world-class project to fruition. Together with UTS, we now have the management capability, expertise and financing in place to build an outstanding development.”

Teck Cominco will earn a 10 per cent interest in Fort Hills by funding $250 million of Petro-Canada and UTS expenditures. In a separate agreement, Teck Cominco will earn a further five per cent interest from UTS by funding an additional $225 million of UTS expenditures. All transactions are subject to applicable governmental and regulatory approvals.

Fort Hills, located about 90 kilometres north of Fort McMurray, Alberta, is a long-life asset with 2.8 billion barrels of bitumen resource. Regulatory approvals are in place for up to 190,000 barrels per day of bitumen production, with initial start-up by the end of the decade. Plans include an integrated upgrader. Petro-Canada and its partners are currently evaluating the best location for the upgrader and the technology to be employed.

Petro-Canada has 25 years of oil sands experience, including 12-per-cent ownership of Syncrude, the world’s largest oil sands mining and upgrading project. The company also owns and operates the MacKay River in situ oil sands plant. Petro-Canada also is proceeding with a major conversion program at its Edmonton refinery that will enable the best-in-class facility to run exclusively on oil sands feedstock.

Visit http://www.petro-canada.ca/eng/about/11020.htm for more information on Petro-Canada’s oil sands operations and the refinery conversion project.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. Its common shares trade on the TSX under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media & general inquiries:	Investor and analyst inquiries:
Chris Dawson	Gordon Ritchie
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-4270	Tel: (403) 296-7691

LEGAL NOTICE – FORWARD LOOKING INFORMATION

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward-looking statements include references to the expected close date and the use of proceeds of the offering. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; fluctuation in interest rates and foreign currency exchange rates; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.